Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectuses of Unity Software Inc, including a base prospectus for the registration of common stock, preferred stock, debt securities, and warrants, and a resale prospectus for the registration of common stock pursuant to the terms of a Registration Rights Agreement dated as of November 7, 2022, by and among Unity Software Inc. and the selling stockholders, and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements of Unity Software Inc., and the effectiveness of internal control over financial reporting of Unity Software Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
November 7, 2024